

Mail Stop 3030

June 2, 2017

Via E-mail
Dwight H. Egan
Chief Executive Officer, President and Director
Co-Diagnostics, Inc.
4049 S. Highland Drive
Salt Lake City, Utah 84124

> **Re:** **Co-Diagnostics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 24, 2017**
> **File No. 333-217542**

Dear Mr. Egan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Capitalization, page 34

1. The capitalization table assumes conversion of all of your convertible notes payable upon completion of your offering. If true, disclose that you have agreements requiring conversion for all of the convertible notes. Alternatively, revise to present pro forma conversion only for those notes where you have definitive agreements requiring conversion.

Audited Financial Statements for the Years Ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm, page F-2

2.   Disclosure in financial statement Note 2 has been updated for events occurring after the date of the audit report. Please have your auditor explain to us why their report should not be dual-dated pursuant to PCAOB AS 3110.

Unaudited Financial Statements for the Quarter Ended March 31, 2017

Description of Business, page F-25

3.   Revise to remove the promotional language from the second and third paragraphs of the disclosure. The description of your business should present a factual discussion of the nature of the company's operations. Refer to FASB 275-10-50-2.

        You may contact Andri Carpenter at (202)-551-3645 or Gary Todd, Senior Accountant at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Peter DiChiara, Esq.
        Carmel, Milazzo & DiChiara LLP